UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Top Tankers Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,454,048 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,454,048 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,454,048 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.57%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,454,048 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,454,048 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,454,048 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.57%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,278 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,278 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,278 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.02%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 895,640 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 895,640 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 895,640 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.76%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76026W208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Overseas Ltd. 98-0507341
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,211,816 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,211,816 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,816 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.74%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5, which amends and restates the Schedule 13D originally filed by QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC on December 26, 2006 and amended on December 29, 2006, January 29, 2007, March 14, 2007 and March 27, 2007 (the “Schedule 13D”), is being filed to is being filed to amend the cover pages and Items 3 and 5 of the Schedule 13D to reflect transactions subsequent to the filing of Amendment No. 4.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”) of Top Tankers Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1, Vassilissis Sofia Str. & Meg., Alexandrou St., 151 24 Maroussi, Greece.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), QVT Overseas Ltd., a Cayman Islands company, and QVT Associates GP LLC, a Delaware limited liability company which is the general partner of the Fund and several ‘feeder’ funds including QVT Associates LP and QVT Global II L.P. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered address of the Fund and QVT Overseas Ltd. is c/o Walkers SPV, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of the Fund and of QVT Overseas Ltd. is investment in securities. QVT Financial’s principal business is investment management and it acts as the investment manager for the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, QVT Overseas Ltd., QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund., QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and the Separate Account between August 10, 2005 and June 6, 2007 for approximately $24.7 million. The source of funds for the purchases was cash available for investment held by the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, the Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for QVT Overseas Ltd., which beneficially owns 1,211,816 shares of Common Stock, QVT Associates LP, which beneficially owns 439,775 shares of Common Stock, and QVT Global II L.P, which beneficially owns 450,587 shares of Common Stock. QVT Financial is the investment manager for the Fund, which beneficially owns 5,278 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 346,592 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P., the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,454,048 shares of Common Stock, consisting of the shares owned by QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

QVT Associates GP LLC, as General Partner of the Fund, QVT Associates LP and QVT Global II L.P., may be deemed to be the beneficial owner of an aggregate amount of 895,640 shares of Common Stock, consisting of the shares owned by the Fund, QVT Associates LP and QVT Global II L.P.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, the Fund, QVT Associates LP and QVT Global II L.P.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund, QVT Associates LP and QVT Global II L.P., except to the extent of its pecuniary interest therein.

The percentage disclosed in item 13 of the cover page of each reporting person is calculated based upon 32,429,105 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund, QVT Overseas Ltd. and QVT Associates GP LLC reflect amounts as of June 6, 2007. The Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•

On May 29, 2007, QVT Associates LP sold 3,619 shares of Common Stock, QVT Overseas Ltd. sold 9,790 shares of Common Stock, QVT Global II L.P. sold 3,604 shares of Common Stock and the Separate Account sold 2,787 shares of Common Stock in the open market at a price of $6.175 per share.

•

On May 30, 2007, QVT Associates LP sold 14,621 shares of Common Stock, QVT Overseas Ltd. sold 39,555 shares of Common Stock, QVT Global II L.P. sold 14,564 shares of Common Stock and the Separate Account sold 11,260 shares of Common Stock in the open market at a price of $6.203 per share.

•

On May 30, 2007, QVT Associates LP sold 11,369 shares of Common Stock, QVT Overseas Ltd. sold 30,758 shares of Common Stock, QVT Global II L.P. sold 11,325 shares of Common Stock and the Separate Account sold 8,756 shares of Common Stock in the open market at a price of $6.188 per share.

•

On May 30, 2007, the Fund purchased 2,756 shares of Common Stock at a price of $6.194 per share, and the Separate Account made the following purchases in the open market: 444 shares of Common Stock at a price of $6.194 per share and 900 shares of Common Stock at a price of $6.223 per share.

•

On May 31, 2007, QVT Associates LP sold 8,773 shares of Common Stock, QVT Overseas Ltd. sold 23,733 shares of Common Stock, QVT Global II L.P. sold 8,738 shares of Common Stock and the Separate Account sold 6,756 shares of Common Stock in the open market at a price of $6.119 per share.

•	On June 1, 2007, the Fund purchased 2,916 shares of Common Stock, and the Separate Account purchased 384 shares of Common Stock in the open market at a price of $6.188 per share.

•

On June 1, 2007, QVT Associates LP sold 9,705 shares of Common Stock, QVT Overseas Ltd. sold 26,254 shares of Common Stock, QVT Global II L.P. sold 9,667 shares of Common Stock and the Separate Account sold 7,474 shares of Common Stock in the open market at a price of $6.182 per share.

•

On June 4, 2007, QVT Associates LP sold 26,434 shares of Common Stock, QVT Overseas Ltd. sold 49,444 shares of Common Stock, QVT Global II L.P. sold 18,204 shares of Common Stock and the Separate Account sold 14,076 shares of Common Stock in the open market at a price of $6.40 per share.

•

On June 4, 2007, QVT Associates LP sold 22,845 shares of Common Stock, QVT Overseas Ltd. sold 61,805 shares of Common Stock, QVT Global II L.P. sold 22,756 shares of Common Stock and the Separate Account sold 17,594 shares of Common Stock in the open market at a price of $6.39 per share.

•

On June 4, 2007, QVT Associates LP sold 3,087 shares of Common Stock, QVT Overseas Ltd. sold 8,352 shares of Common Stock, QVT Global II L.P. sold 3,075 shares of Common Stock and the Separate Account sold 2,378 shares of Common Stock in the open market at a price of $6.352 per share.

•	On June 4, 2007, the Fund sold 1,663 shares of Common Stock, and the Separate Account sold 237 shares of Common Stock in the open market at a price of $6.358 per share.

•	On June 4, 2007, QVT Global II L.P. purchased 4,400 shares of Common Stock in the open market at a price of $6.393 per share.

•

On June 5, 2007, QVT Associates LP sold 9,138 shares of Common Stock, QVT Overseas Ltd. sold 24,722 shares of Common Stock, QVT Global II L.P. sold 9,102 shares of Common Stock and the Separate Account sold 7,038 shares of Common Stock in the open market at a price of $6.45 per share.

•	On June 5, 2007, the Fund purchased 2,475 shares of Common Stock, and the Separate Account purchased 325 shares of Common Stock in the open market at a price of $6.447 per share.

•

On June 5, 2007, QVT Associates LP sold 9,138 shares of Common Stock, QVT Overseas Ltd. sold 24,722 shares of Common Stock, QVT Global II L.P. sold 9,102 shares of Common Stock and the Separate Account sold 7,038 shares of Common Stock in the open market at a price of $6.485 per share.

•

On June 6, 2007, QVT Associates LP purchased 914 shares of Common Stock, QVT Overseas Ltd. purchased 2,472 shares of Common Stock, QVT Global II L.P. purchased 910 shares of Common Stock and the Separate Account purchased 704 shares of Common Stock in the open market at a price of $6.37 per share.

•

On June 6, 2007, QVT Associates LP sold 7,109 shares of Common Stock, QVT Overseas Ltd. sold 19,234 shares of Common Stock, QVT Global II L.P. sold 7,082 shares of Common Stock and the Separate Account sold 5,475 shares of Common Stock in the open market at a price of $6.399 per share.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

From time to time, the reporting persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the reporting persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007

QVT FINANCIAL LP		QVT FUND LP		QVT OVERSEAS LTD.

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member	Title:	Director

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 7, 2007

QVT FINANCIAL LP		QVT FUND LP		QVT OVERSEAS LTD.

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member	Title:	Director

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management